

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 26, 2007

By Facsimile and U.S. Mail

Mr. Ted Kozub
Chief Executive Officer
Nitro Petroleum Incorporated
123 Christie Mountain Lane
Okanagan Falls, British Columbia, Canada

> **Re: Nitro Petroleum Incorporated**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2006**
> **Filed May 15, 2006**
> **File No. 000-50932**

Dear Mr. Kozub:

We have reviewed your Form 10-K for the fiscal year ended January 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2006

<u>Consolidated Statements of Cash Flows, page 15</u>

1.   We note that in applying the indirect method of cash flow reporting, your reconciliation to net cash flows from operating activities begins with loss from continuing operations rather than net income/loss. Please revise your presentation to reconcile net income/loss to net cash flow from operating activities, as contemplated by paragraph 28 of SFAS 95. We also note that you have presented the change in cash equivalents of discontinued operations into a single line item for all periods presented. Further, this line item is presented separately from the cash flows from your operations, investing and financing activities.   Please note that paragraph 14 of SFAS 95 does not support aggregating operating, investing, and financing cash flows from discontinued operations into a single line item or presenting operating, investing and financing cash flows from discontinued operations all within one cash flows category. Please revise your presentation accordingly.

<u>Statements of Operations from Discontinued Operations of Ignenium Capital B.C. LTD., page 17</u>

2.   Please clarify why you have disclosed this presentation outside of the notes to your consolidated financial statements and tell us whether this schedule has been audited by your independent auditors.

<u>Notes to the Consolidated Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies, page 18</u>

<u>Mineral Property, page 19</u>

3.   We note your disclosure which indicates the costs of acquiring unproven mineral properties are expensed as incurred. Please note that EITF 04-2 indicates that mineral rights, as defined in this pronouncement, are tangible assets and should be accounted for as such. Please modify your policy accordingly and confirm that you will comply with this guidance in future filings or otherwise advise.

<u>Oil and Gas Properties, page 19</u>

4.   We note your disclosure which indicates that unevaluated properties are assessed periodically to ascertain whether impairment has occurred. Please clarify in your disclosure that the properties are assessed at least annually to ascertain whether impairment has occurred, if true, or otherwise advise. Please refer to Rule 4-10(c)(3)(ii)(A) of Regulation S-X.

Impairment of Long-lived Assets, page 21

5.   Please expand your disclosure to indicate the results of your ceiling test.

Basic and Diluted Loss Per Share, page 22

6.   Please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

Form 10-QSB for the Quarterly Period Ended October 31, 2006

Interim Balance Sheets

7.   We note that you recorded $2,299,344 of promissory notes payable as of October 31, 2006. Please disclose the terms of the notes including the maturity date(s), the interest rates, and whether any interest due is in arrears.

Interim Statements of Operations

8.   We note that you recorded royalty income as a component of other income. Other income and expenses are normally non-operating and comprised of items such as dividends, interest and gains on sales of assets. Please tell us the nature of the royalty income recorded and why it is considered non-operating. In this regard, you may need to characterize such proceeds as "Income earned during the exploration stage."

Item 2. Management's Discussion and Analysis or Plan of Operation

Barnett Shale

9.   We note that you accepted a $400,000 promissory note as consideration for selling working interests in certain wells to Quantum Energy Inc. In assessing whether the legal transfer of ownership resulted in a divestiture for accounting purposes, please tell us whether the risks and other incidents of ownership have, in substance, been transferred to Quantum Energy Inc with sufficient certainty and indicate how you reached your conclusion. Refer to SAB Topic 5E. Additionally, please tell us how you accounted for the shares of Quantum's stock required to be delivered when the note plus interest is repaid on time.

Item 3. Controls and Procedures

10.   You state that there were no "significant changes" in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate.

Item 14. Principal Accountant Fees and Services, page 33

11.   Please describe the nature of the non-audit fees billed to you by Amisano Hanson during the fiscal years ended January 31, 2006 and January 31, 2005.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief